Exhibit (a)(5)(B)

Thomson Reuters Commences Tender Offer for all Outstanding Shares of FX Alliance Inc. (FXall)

NEW YORK, July 18, 2012 — Thomson Reuters (TSX / NYSE: TRI) is commencing today, through its indirect wholly-owned subsidiary CB Transaction Corp. a cash tender offer to purchase all outstanding shares of common stock of FXall (NYSE:FX). Thomson Reuters announced its intention to acquire FXall on Monday, July 9, 2012. Upon the successful closing of the tender offer, stockholders of FXall will receive $22.00 in cash for each share of FXall common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes.

As previously disclosed, Technology Crossover Ventures, FXall’s largest shareholder, Phil Weisberg, chairman and chief executive officer and John Cooley, chief financial officer, who collectively own approximately 32.5% of FXall’s outstanding shares, have each agreed to tender their shares into the offer (subject to certain terms and conditions).

Thomson Reuters will file today with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO which sets forth in detail the terms of the tender offer. Additionally, FXall will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the unanimous recommendation of FXall’s board of directors that FXall stockholders accept the tender offer and tender their FXall shares.

The tender offer will expire at midnight (Eastern Daylight Time), at the end of Tuesday, August 14, 2012 unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to customary terms and conditions, including the acquisition by Thomson Reuters of a majority of the outstanding shares of FXall common stock on a fully diluted basis, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of regulatory approval from the Financial Services Authority in the United Kingdom.  Following the purchase of the shares in the tender offer, FXall will become a subsidiary of Thomson Reuters.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges.  For more information, go to www.thomsonreuters.com.

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the FXall common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission and thereafter a solicitation/recommendation statement with respect to the tender offer will be filed by FXall with the Securities and Exchange Commission. Each of these documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the FXall common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read the offer to purchase, the letter of transmittal and related documents, as well as the solicitation/ recommendation statement, carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents and the solicitation/recommendation statement without charge from the Securities and Exchange Commission’s Website at www.sec.gov. Shareholders will be able to obtain the offer to purchase, letter of transmittal and related documents without charge from the information agent that Thomson Reuters selects and will be able to obtain free copies of FXall’s solicitation/recommendation statement and related documents filed by FXall with the Securities and Exchange Commission on the Investor Relations section of FXall’s website at www.fxall.com. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Thomson Reuters Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release are forward-looking. Such statements may include, but are not limited to, statements about the benefits of combining Thomson Reuters and FX’s, electronic foreign exchange trading activities including future financial and operating results, the timing for the closing of the acquisition, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. There can be no assurance that the acquisition of FX will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the SEC. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this filing.

CONTACTS

Thomson Reuters
Alan Duerden	Frank J. Golden
PR Director, Thomson Reuters	SVP, Investor Relations, Thomson Reuters
D: +44 20 7542 0561	D: +1 646 223 5288
alan.duerden@thomsonreuters.com	frank.golden@thomsonreuters.com